EXHIBIT h.5(iv)

CORNERCAP GROUP OF FUNDS

FUND ACCOUNTING AND ADMINISTRATION AGREEMENT

APPENDIX C

AS AMENDED AUGUST 1, 2008

FEES

Administration, Fund Accounting and Medallion Distribution Services:

•                  Greater of $173.250 minimum fee  or:

•                  6.5 basis points of Portfolios’ annual net assets between $0 - $500M

•                  4.5 basis points of Portfolios’ annual net assets between $500 - $1B

•                  3.0 basis points of Portfolios’ annual net assets over $1B

•                  Pass-through at cost of out-of-pocket expenses, including: third party security pricing fees, Blue Sky state registration fees, service auditor’s report, NASD advertising/filing fees, registered representative licensing fees and other expenses which may occur at the direction of the Portfolio.

Tax Services:

•                  $3,750 annual base fee per Portfolio

•                  The proposed fee does not reflect the cost for an independent auditor to review the income tax provision and tax basis financial statement disclosures, review and sign the federal and state income tax returns, review the distribution calculations or review and sign the excise tax returns.

Legal Services:

•                  $10,000 annual base fee per Portfolio

ALPS Fund Services, Inc.	CornerCap Group of Funds

/s/ Jeremy O. May	/s/ Thomas E. Quinn
Jeremy O. May	Thomas E. Quinn
Managing Director	President

CornerCap Investment Counsel Inc.

/s/ Thomas E. Quinn
Thomas E. Quinn
Chief Executive Officer